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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                  VIRAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                   92763Q-10-6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                ALFRED J. CASTINO
                             VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                  VIRAGE, INC.
                            177 BOVET ROAD, SUITE 520
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   COPIES TO:
                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                            MELISSA V. HOLLATZ, ESQ.
                               VALERIE T. HO, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

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          TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
                $4,210,000                                   $842
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

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,760,250 shares of common stock of Virage, Inc. having an aggregate value of $4,210,000 as of January 1, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

    **   Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: $842
                          Form or Registration No.: Schedule TO
                          Filing party: Virage, Inc.
                          Date filed: January 7, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
   [ ]    third-party tender offer subject to Rule 14d-1.
   [X]    issuer tender offer subject to Rule 13e-4.
   [ ]    going-private transaction subject to Rule 13e-3.
   [ ]    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

        This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed by Virage, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on January 7, 2002, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on January 24, 2002 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on January 30, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock held by eligible employees and eligible executive officers of the Company for new options to purchase shares of the Company's common stock, as set forth in the Schedule TO. This exchange offer has occurred upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO, (2) the Memorandum from Alfred J. Castino, dated January 7, 2002 and filed as Exhibit
(a)(1)(B) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(1)(C) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit
(a)(1)(D) to the Schedule TO and (5) the form of Promise to Grant Stock Option(s) filed as Exhibit (a)(1)(E) to the Schedule TO.

         This Amendment No. 3 amends the Schedule TO in order to report the final results of the exchange offer. The offer expired at 9:00 p.m. Pacific Standard Time on February 5, 2002. A total of 103 persons elected to participate in the exchange offer. These 103 persons tendered a total of 2,678,250 options to purchase the Company's common stock in return for promises to grant new options on the grant date of August 7, 2002. Of this total, 6 persons participating in the exchange offer are executive officers of the Company, tendering 1,327,500 options for exchange.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        VIRAGE, INC.

                                        By:     /s/ ALFRED J. CASTINO
                                                --------------------------------
                                        Name:   Alfred J. Castino
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer


Date: February 7, 2002